February 28, 2006


Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention: Roger Schwall, Assistant Director

    RE:   MILLER PETROLEUM, INC.
          FORM 10-KSB FOR THE FISCAL YEAR ENDED APRIL 30, 2005
          FILED AUGUST 30, 2005
          FILE NO. 033-02249-FW

Ladies and Gentlemen:

      Reference is made to your comment letter (the "Letter") dated February 1, 2006 to Mr. Charles Stivers setting forth the comments of the Securities and Exchange Commission (the "Commission") in respect of the above-referenced filing (the "Form 10-KSB") of Miller Petroleum, Inc. (the "Company"). On behalf of the Company, we hereby transmit the Company's responses to the comments contained in your Letter. For your convenience, we have set forth each comment in its entirety directly before the corresponding response.

      Simultaneous with the filing of this response letter with the Commission, the Company is filing with the Commission an amendment to the Form 10-KSB ("Amendment No. 1").

Form 10-KSB for the Fiscal Year Ended April 30, 2005
----------------------------------------------------

Description of Business, page 4
-------------------------------

Oil and Gas Reserve Analyses, page 7
------------------------------------

1. We note that you include within your filing a measure for PV (10), which we consider to be a non-GAAP measure. As such, please provide all disclosures required by Item 10(e) of Regulation S-K. The disclosures should include reconciliation to the most direct comparable GAAP financial measure, which would be the standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities as set forth in paragraph 30 of SFAS 69.

RESPONSE - The Company has revised page 7 of Amendment No. 1 in response to the Commission's comment. The Company has informed us that its disclosure under "Oil and Gas Reserve Analysis" has been revised in its entirety to reflect the application of S.F.A.S. 69, which is a GAAP measure.

Management's Discussion and Analysis, page 19
---------------------------------------------

2.    Please enhance your MD&A disclosures to address the following:

      a) We note that you disposed of a drilling rig that caused a decrease in service and drilling revenue of approximately $977 thousand and that proceeds on the sale of equipment were $187 thousand. Please discuss and analyze the reason why you disposed of the drilling rig and provide indicative value of the disposal on your future operating performance;

      b) We note that your cash flows from operations decreased between fiscal year 2004 and fiscal year 2005. Please discuss and analyze the known trends, events or uncertainties that have or are reasonably likely to have a material impact on your short-term or long-term liquidity; and

      c) We note on page 43 that you have drilled wells on four properties but certain facilities must be installed before actual gas production will be able to commence. Pleas enhance your liquidity discussion and analysis to identify and explain the impact of expected changes in production volumes and the timing of when those volumes will be produced on the amount and timing of future cash flows.

RESPONSE - The Company has amended its disclosure under MD&A on page 20 and 21 of Amendment No. 1 in response to the Commission's comment.

Consolidated Financial Statements, page 22
------------------------------------------

Report of Independent Registered Accounting Firm, page 23
---------------------------------------------------------

3. We note that your audit opinion contained no explanatory paragraph describing uncertainty about your ability to continue as a going concern. We further note that you had a working capital balance of negative $166 thousand as of April 30, 2005, and recorded net losses in each of the past two fiscal years. Please tell us how you support your ability to continue as a going concern in light of your working capital balance, past operating performance and future cash requirements.

RESPONSE - The Company has informed us that, for the years ended April 2005 and 2004, it had positive cash flows from operations of approximately $400,000 and $200,000, respectively. During this time span the Company expended funds of slightly more than one million dollars in the acquisition and development of oil and gas properties.

Much of this activity marked the culmination of its leasing program whereby the Company poised itself for drilling to sell in a rising market. Included among the acquisitions was acreage in the Harriman prospect. As a partial result of this activity, by April 2005, the Company was in a position of negative working capital to the extent of about $166,000. With the closing of the $4,150,000 loan on May 9, 2005, the Company appeared to have adequate funding to embark on a drilling program funded largely by joint venture partners. One such venture was funded in May and June in the amount of $1,175,000. The Company projected positive cash flows from drilling each new well of an initial five-well program of approximately $40,000. From the new wells, the Company anticipated additional net cash flows adequate to meet increased borrowing costs of approximately $20,000 per month.

After the loan was closed, the Company had a cash balance of approximately $800,000, of which $400,000 was allocated to drilling wells, leaving $400,000 available for operations. The cash balance of $400,000 combined with the expected income of approximately $200,000 from the new wells and the approximately $1,000,000 in revenue from existing oil and gas production and from service and drilling was considered adequate to counter the possibility of there being a substantial doubt as to the Company's ability to continue operations for a period not to exceed one year from the balance sheet date.

4. Please include an explanatory paragraph to refer to the retroactive restatement of the financial statements for the year ended April 30, 2004. Refer to paragraph 18 of AU 508 for additional guidance. Additionally, please label, "as restated," the columns of your consolidated financial statements that have been impacted by the restatement.

RESPONSE -- The report of Rodefer Moss & Company, PLLC has been amended in response to the Commission's comment. In addition, the columns of the columns of the consolidated financial statements impacted by the restatement have also been revised accordingly.

Consolidated Statements of Operations, page 26
----------------------------------------------

5. Please present cost of sales separately by the same classification in which you present revenues. Refer to Regulation S-X Rule 5-03(b)2 for additional guidance.

RESPONSE -- The Company has revised page 24 of Amendment No. 1 in response to the Commission's comment.

Note 1 - Summary of Significant Accounting Policies, Page 29
------------------------------------------------------------

Note h - Revenue Recognition, Page 31
-------------------------------------


6. Please expand your disclosure to include your policy for the recognition of service and drilling revenues and retail sales revenues.

RESPONSE - The Company has expanded its disclosure on page 29 of Amendment No. 1 in response to the Commission's comment.

Note 6 - Long-Term Debt and Subsequent Event, page 37
-----------------------------------------------------

7. Please tell us how you accounted for the debt conversion feature associated with the convertible promissory notes issued on May 9, 2005. While conventional convertible debt typically qualifies for the scope exception in paragraph 11(a) of FAS 133, the debentures are convertible into a variable number of shares (at the rate of the lesser of $1.50 per share or the price of common stock issued to investors in a planned equity offering). Thus, the debt is not conventionally convertible and does not appear to qualify for the scope exception from the provision of FAS 133. As such, it appears the debt conversion feature should be bifurcated from the host contract (the debt) and accounted for as a derivative at fair value, with changes in fair value recorded in earnings. For additional guidance, refer to Section II. B. 2. of Current Accounting and Disclosure Issues in the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf
      ------------------------------------------------------

RESPONSE - The Company has informed us this debt has since been retired within 2005 and that all economic events relative to settlement of the debt have been reflected in the income statement and balance sheet and will be disclosed in the Company's quarterly report on form 10QSB for the quarter ended January 31, 2006.

The Company believes that additional disclosure regarding the convertible debt is unnecessary, given provisions of SFAS 133, specifically paragraphs 6c, 12a and 57(b) 3 of Appendix A, which seem to exclude the embedded derivative from the bifurcation requirements of the Statement, either because the feature of "net settlement" is not present or because "the economic characteristics and risks of the embedded derivative instrument are clearly and closely related to the economic characteristics and risks of the host contract."

In regard to the question of net settlement, the Company notes that its stock is so thinly traded that, using trading patterns prevailing from year-end to August 30, 2005, approximately 148 trading days (207 calendar days) would be required before the convertible securities would be converted to cash through market sales.

Engineering Comments
--------------------

Description of Business, page 4
-------------------------------

Oil and Gas Lease, page 4
-------------------------

8. Please revise your disclosure concerning the joint venture in Roane County to not imply that seismic studies conclusively reveal oil and gas revenues. Seismic studies may display hydrocarbon indicators but they do not conclusively determine if reserves are present or, if present, they are present in economic quantities

RESPONSE -- The Company has revised its disclosure on page 6 of Amendment No. 1 in response to the Commission's comment.

Lease and Royalty Terms, page 5
-------------------------------

Harriman Prospect Joint Venture, page 6
---------------------------------------

9. Please revise your disclosure to remove the reference to 2 BCF of reserves in wells in the Swan Creek field. Reserve estimates in the early development of a field are usually not reliable.

RESPONSE -- The Company has revised its disclosure on page 6 of Amendment No. 1 in response to the Commission's comment.

Risk Factors, page 14
---------------------

Oil and Gas Reserve Analysis, page 7
------------------------------------

10. Please remove the reference to the gross oil and gas reserves in the reserve report prepared by NSAI dated April 30, 2005. You should only disclose reserves net to your interest.

RESPONSE - The Company has deleted the language in question from page 7 of Amendment No. 1 in response to the Commission's comment.

11. Please remove the statement that reserve analyses are at best speculative. You should be reasonably certain of recovering the estimates that you classify in your filing as proved. If you are not reasonably certain of recovering any portion of your proved reserve estimates you should remove them from the proved category and not disclose them as proved.

RESPONSE - The Company has revised Amendment No. 1 in response to the Commission's comment.


Business Strategy: Growth through the Drillbit, page 8
------------------------------------------------------

12. Please remove the disclosure that the USGS estimates the Appalachia has more than 70 TCF of undiscovered gas resources. You may only disclose proved reserves that are net to your interest. Also, unless you can substantiate the claim, remove the statement that this area has grown its reserves and production faster than any other region, other than the Rockies.

RESPONSE - The Company has deleted the language in question from page 8 of Amendment No. 1 in response to the Commission's comment.

13. You state that you rely on advanced technologies, including 3-D seismic. This technology has become common place in the industry and it does not appear warranted to describe it as advanced. Please remove this from the disclosure.

RESPONSE -- The Company has deleted the language in question from page 8 of Amendment No. 1 in response to the Commission's comment.

Our Current Petroleum Engineering Report........, page 15
---------------------------------------------------------

14. You state that the reduction in reserves estimates results from the application by NSAI of more conservative analytical practices and procedures. Provide us the principal examples of these more conservative practices and procedures that NSAI applied and the percentage of reserve reduction that each practice represented.

RESPONSE - The Company has informed us that the primary change in the NSAI's practices was to only allow one offset to a producing well, whereas in prior years reserves were calculated using four offsets. This resulted in a 75% reduction in the prior estimates. In addition, the Company revised its disclosure to delete the reference "more conservative practices and procedures."

Management's Discussion and Analysis or Plan of Operation, page 19
------------------------------------------------------------------

15. You state that the investor confidence inspired by the associated with NSAI will override the significance of the reserve decrease. Unless you are able to support this with factual evidence, please remove this from the filing.

RESPONSE - The Company has deleted the language in question from page 20 of Amendment No. 1 in response to the Commission's comment.

Should you require any additional information to support the Company's responses to the Commission's comments please contact the Company's Chief Financial Officer, Lyle H. Cooper at (865) 691-8132 or myself at (212) 455-0329.



                                                  Very truly yours,

                                                  /s/ Shawn V. Grant, Esq.

                                                  Shawn V. Grant, Esq.

Cc:      Deloy Miller
         Lyle H. Cooper
         Charles M. Stivers
         Miller Petroleum Inc.

         David R. Fishkin, Esq.
         Snow Becker Krauss P.C.

         Ryan Milne
         April Sifford
         Jim Murphy
         Securities and Exchange Commission